UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

FRESHWATER TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358051 10 0
(CUSIP Number)

Christopher J. Martinez
1555 California Street, Suite 309
Denver, Colorado  80202
(646) 770-5518
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Name of Reporting Persons: Christopher J. Martinez

(2)	Check the Appropriate Box if a Member of a Group:

(a)  ☐

(b)  ☐

(3)	SEC Use Only

(4)	Source of Funds: OO (other)

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)	Sole Voting Power: 125,000,000

(8)	Shared Voting Power: 0

(9)	Sole Dispositive Power: 125,000,000

(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 125,000,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 32.36%

(14)	Type of Reporting Person: HC (control person)

Item 1.  Security and Issuer

The class of equity securities to which this statement (the “Statement”) relates to is the shares of common stock, par value $0.001 per share (the “Common Stock”), of Freshwater Technologies, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1555 California Street, Suite 309, Denver, Colorado, 80202.

Item 2.  Identity and Background

(a)	The person filing this Statement is Christopher J. Martinez, a natural person (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1555 California Street, Suite 309, Denver, Colorado, 80202.

(c)	The principal occupation of the Reporting Person is President, CEO, CFO, Secretary Treasurer and sole director of the Issuer. The Reporting Person has served in those capacities since June 2, 2011.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 27, 2011, the Issuer issued 125,000,000 Common Stock to the Reporting Person in exchange for the acquisition of certain assets owned by the Reporting Person, as described in a purchase and sale agreement dated April 25, 2011, as amended May 6, 2011 between the Issuer and the Reporting Person, resulting in a change of control of the Company which completed on June 2, 2011.

In exchange for the assets, the Issuer also agreed to several post-closing obligations, including the completion of a 1000:1 reverse stock split and the issuance of a further 99,875,000 Common Stock to the Reporting Person following the completion of the reverse stock split.

Item 4. Purpose of Transaction

The Reporting Person acquired the 125,000,000 Common Stock for investment purposes, but may transfer or sell such shares as necessary in accordance with applicable securities laws.

The Reporting Person has made no proposals or entered into any agreements which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

On April 25, 2011, the Issuer entered into an agreement of purchase and sale with the Reporting Person. Pursuant to this agreement, the structure of the transaction was amended such that the Issuer agreed to acquire certain assets from the Reporting Person in exchange for 100,000,000 Common Stock and additional consideration. The Issuer amended this agreement on May 6, 2011 by agreeing to issue a total of 100,000,000 post-consolidation Common Stock to the Reporting Person, on the basis of 1,000 pre-consolidation shares being consolidated into 1 post-consolidation share. The Issuer initially issued 125,000,000 pre-consolidation Common Stock to the Reporting Person (equivalent to 125,000 post-consolidation shares), and will subsequently issue a debt instrument to him that is convertible into 99,875,000 post-consolidation shares.

On June 2, 2011, Max Weissengruber, D. Brian Robertson and Douglas R. Robertson resigned as directors and officers of the Issuer and the Reporting Person became the President, CEO, CFO, Secretary, Treasurer, sole director and controlling shareholder of the Issuer.

The following is a description of the other material terms and conditions of the amended agreement:

●
The Reporting Person will pay approximately $63,000 of the Issuer’s accounts payable and accrued interest as described in the agreement, as well as the invoices of the Issuer’s legal, edgarizing and filing service providers;

●	The Issuer will change its name to “Agent155 Media Corp.”;

●	The Issuer’s officers and directors will resign and the Reporting Person will appoint the new board of directors;

●	The Issuer will enter into consulting agreements with Brian Robertson, Max Weissengruber and Michael Borrelli on terms and conditions agreeable to the parties, acting reasonably and in good faith;

●	The Issuer will obtain shareholder approval for the transactions contemplated by the agreement, if required by applicable laws;

●
The Issuer will enter into an agreement of purchase and sale with Brian Robertson and Max Weissengruber pursuant to which the Issuer will sell the inventory and assets related to its water treatment business to Mr. Robertson and Mr. Weissengruber for the aggregate amount of $115,823;

●
The Issuer will enter into an agreement with or obtain approval from creditors in all outstanding convertible notes that will allow the Issuer to carry out the transactions contemplated by the amended agreement; and

●	The Reporting Person and the Issuer will each be reasonably satisfied with their respective due diligence investigation and review of the other.

Subsequent to the closing of the proposed acquisition, the Issuer’s business will focus on providing an affordable, high-quality online presence for the global artistic and athletic communities. The Issuer intends to stream and redistribute member content through media channels such as television, radio, film, Internet and print. The Issuer’s mission will be to make this opportunity for exposure, collaboration and networking accessible to everyone, worldwide.

Following the closing of the acquisition, the Issuer anticipates that it will generate multiple revenue streams from the following:

●	its self-advertising platform, through which members will be able to set their own daily budget (similar to Google Adwords and Facebook);

●	Agent155 Films, through which it will acquire films from members and redistribute, produce and market those films;

●	the online sale of music by its musician members, from which it anticipates receiving 30% of the proceeds;

●	the sale and/or rental of members by their films online, from which it anticipates receiving 30% of the proceeds; and

●	the sale of artwork, paintings, sculptures, jewellery, etc. online by its artist members, from which it anticipates receiving 30% of the proceeds.

The completion of the transactions contemplated by the amended agreement of purchase and sale, including the closing of the acquisition of the assets of the Reporting Person, is subject to continued due diligence by both the Reporting Person and the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)
For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 125,000,000 shares of the Issuer’s Common Stock, representing 32.36% of its outstanding Common Stock (based on 386,238,730 shares of the Issuer’s Common Stock outstanding as of June 18, 2011).

(b)	The Reporting Person has sole voting and dispositive power over 125,000,000 shares of the Issuer’s Common Stock.

(c)	Other than as described in Item 3 above, the Reporting Person has not effected any transactions involving the Issuer’s Common Stock in the last 60 days.

(d)	No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Issuer’s Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As detailed in Item 4 herein, the Issuer entered into an agreement of purchase and sale with the Reporting Person dated April 25, 2011, as amended May 6, 2011, setting out the terms and conditions of the Issuer’s acquisition of certain assets of the Reporting Person from the Reporting Issuer, in exchange for 100,000,000 Common Stock and additional consideration. The issuance of the Common Stock was amended such that the Issuer issued 125,000,000 pre-consolidation Common Stock to the Reporting Person (equivalent to 125,000 post-consolidation shares), and will subsequently issue post-consolidation shares to amount to 100,000,000 Common Stock in total to be held by the Reporting Person.

Item 7.  Materials to be Filed as Exhibits

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2011.

/s/ Christopher J. Marintez
Christopher J. Martinez,
President, CEO, CFO, Secretary, Treasurer and Director